K Wave Media Ltd.

121 South Church Street

George Town, Grand Cayman,

KY1-1104

Cayman Islands

VIA EDGAR

September 19, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Rebekah Reed and Donald Field

Re:	K Wave Media Ltd.
Registration Statement on Form F-1 Filed August 8, 2025 File No. 333-289396

Dear Ms. Reed and Mr. Field:

On behalf of K Wave Media Ltd. (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated August 27, 2025, regarding the above-referenced Registration Statement on Form F-1 (the “Form F-1”), which was filed by the Company with the Commission on August 8, 2025. To assist your review of our response to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our responses.

We also respectfully advise the Staff that the Company is concurrently filing with this response letter Amendment No. 1 to the Company’s Registration Statement on Form F-1 with the Commission through EDGAR (the “Form F-1/A”).

Registration Statement on Form F-1 filed August 8, 2025

Prospectus Summary

The Standby Equity Purchase Agreement, page 4

1.	While you state here that the company may sell “up to $1 billion of its Ordinary Shares” to Bitcoin Strategic under the SEPA, your current report on Form 6-K filed June 4, 2025 and the preambles of the SEPA filed as Exhibit 99.8 refer to sale of “up to $500 million” of ordinary shares. Please clarify so that investors understand the full extent of amounts that may be used for the purchase of bitcoin. Additionally, in the context of expanded disclosure regarding the development and specifics of your et treasury strategy, please disclose more prominently that the controlling person of Bitcoin Strategic, Stephen Drew, is a related party. Disclose whether there are any affiliations between the selling shareholders in the offering and the company, the SEPA investor, or any other third parties involved in your bitcoin treasury strategy.

Response:

●	While you state here that the company may sell “up to $1 billion of its Ordinary Shares” to Bitcoin Strategic under the SEPA, your current report on Form 6-K filed June 4, 2025 and the preambles of the SEPA filed as Exhibit 99.8 refer to sale of “up to $500 million” of ordinary shares. Please clarify so that investors understand the full extent of amounts that may be used for the purchase of bitcoin.

The Company acknowledges and agrees with the Staff’s comment. In response to this comment, the Company has revised its disclosures in the Form F-1/A to disclose that the Company may sell up to $500 million of its Ordinary Shares under the SEPA.

●	Additionally, in the context of expanded disclosure regarding the development and specifics of your digital asset treasury strategy, please disclose more prominently that the controlling person of Bitcoin Strategic, Stephen Drew, is a related party. Disclose whether there are any affiliations between the selling shareholders in the offering and the company, the SEPA investor, or any other third parties involved in your bitcoin treasury strategy.

The Company respectfully advises the Staff that the Company’s disclosure in the Form F-1’s section entitled: “Certain Relationships and Related Party Transactions” (on page 151 of the Form F-1), the Company discloses that Stephen Drew is the Managing Member of Bitcoin Strategic, is an Initial Stockholder of the Company and is a member of the Company’s Advisory Board. The disclosure also states that Mr. Drew served as a director of Global Star and is a Managing Partner of Global Fund LLC together with Ted Kim, the Company’s Co-Founder, Chief Executive Officer and a member of the Company’s Board, and that the transactions consummated in connection with the SEPA and all negotiations relating thereto were conducted on an “arm’s length” basis.

In response to the Staff’s comment and in order to assist investors in understanding the affiliations between the Company and the selling shareholders under the SEPA and, the Company respectfully advises the Staff that the Company has include in the Form F-1/A the foregoing disclosure regarding Mr. Drew more prominently in the Company’s description of the SEPA (on page 4 of the Form F-1).

The Securities Purchase Agreement, page 4

2.	Please disclose more prominently, if true, that the notes and obligations of the company under the SPA are collateralized by a security interest in the bitcoin purchased with proceeds from the SPA, and disclose risks associated with this collateral structure. We also note from Section 4.9 of the SPA that all proceeds must be “deposited into the Cash Collateral Account” and are subject to release only under certain circumstances, as well as your statement at page 92 that $3,179,891 is held “in a custodian account which is jointly managed by the Company and the Selling Shareholders.” Please explain how the company intends to “use the remaining proceeds [it] receive[s] from the sale of the SPA Notes and the SPA Warrants for working capital and other general corporate purposes” in light of the requirement that all proceeds be deposited into a separate collateral account.

Response:

●	Please disclose more prominently, if true, that the notes and obligations of the company under the SPA are collateralized by a security interest in the bitcoin purchased with proceeds from the SPA, and disclose risks associated with this collateral structure.

The Company respectfully notes to the Staff that the Form F-1 discloses (on page 7 thereof under the heading: “The Securities Purchase Agreement – The Security Agreement”) that, pursuant to the Security Agreement entered into in connection with the SPA, the Company granted to Anson Investments Master Fund, LP a security interest in certain of the Company’s deposit accounts and digital asset accounts (including all assets therein and proceeds therefrom, whenever held by the Company) to secure all payment and other obligations of the Company under the SPA, the SPA Notes, the SPA Warrants and all other transaction documents entered into in connection with the SPA, and that the Collateral includes $3,179,891.84 in cash and 88 bitcoin (BTC).

In response to the Staff’s comment, the Company has included the following risk factor in the Form F-1/A (under the heading: “Risk Factors – Risks Relating to the SPA” commencing on page 11 of the Form F-1):

Risk Factors – Risks Relating to the SPA

Our obligations under the SPA could have important consequences to you.

Pursuant to the Security Agreement entered into in connection with the SPA, the Company granted to Anson Investments Master Fund, LP (the “Secured Party”) a security interest in certain of the Company’s deposit accounts and digital asset accounts (including all assets therein and proceeds therefrom, whenever held by the Company) to secure all payment and other obligations of the Company under the SPA, the SPA Notes, the SPA Warrants and all other transaction documents entered into in connection with the SPA (the “SPA Obligations”). If we were to default on our SPA Obligations, the Secured Party would have the right to foreclose on our assets held these deposit and digital asset accounts (including the 88 bitcoin held in these accounts as of the date of this prospectus). Additionally, if we are unable to raise additional capital or generate sufficient cash from operating activities, we may not have sufficient cash on hand or available liquidity that can be utilized to meet our SPA Obligations when they become due. Any such foreclosure on the part of the Secured Party or our inability to meet our SPA Obligations could have a materially adverse impact on our business, financial condition and results of operations.

●	We also note from Section 4.9 of the SPA that all proceeds must be “deposited into the Cash Collateral Account” and are subject to release only under certain circumstances, as well as your statement at page 92 that $3,179,891 is held “in a custodian account which is jointly managed by the Company and the Selling Shareholders.” Please explain how the company intends to “use the remaining proceeds [it] receive[s] from the sale of the SPA Notes and the SPA Warrants for working capital and other general corporate purposes” in light of the requirement that all proceeds be deposited into a separate collateral account.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure in the Form F-1/A to clarify that, following the time at which the Form F-1 is declared effective by the Commission, the cash in the custodian account which is jointly managed by the Company and the Selling Shareholders will be released as collateral under the Security Agreement and that the Company will thereafter no longer be obligated to deposit any cash received from the sale of SPA Notes and SPA Warrants under the SPA into such custodian account. The revised disclosure also makes clear that, following the time at which the Form F-1 is declared effective by the Commission, the Company will be free to use all cash in such custodian account and any cash received from sales of SPA Notes and SPA Warrants under the SPA for working capital and other general corporate purposes.

3.	We note your statement that the SPA Notes are convertible at a conversion price of $4.40 per ordinary share and the SPA Warrants are exercisable at an exercise price of $3.6616 per ordinary share, in each case subject to “customary adjustment provisions.” Please elaborate on the adjustment provisions applicable to the conversion and exercise prices. For example, disclose the “Right of Alternate Conversion” provision of the notes that will allow the selling shareholders to convert at a discount to market price, and that the company may “at any time during the term of th[e] Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.” Provide risk factor disclosure that addresses in detail potential dilutive impacts of these provisions and the impacts to your trading price.

Response:

●	We note your statement that the SPA Notes are convertible at a conversion price of $4.40 per ordinary share and the SPA Warrants are exercisable at an exercise price of $3.6616 per ordinary share, in each case subject to “customary adjustment provisions.” Please elaborate on the adjustment provisions applicable to the conversion and exercise prices. For example, disclose the “Right of Alternate Conversion” provision of the notes that will allow the selling shareholders to convert at a discount to market price, and that the company may “at any time during the term of th[e] Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.”

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has included in the Form F-1/A the following revised disclosure regarding the conversion features of the SPA Notes and the exercisability of the SPA Warrants (commencing on page 6 of the Form F-1 under the headings: “The SPA Notes” and “The SPA Warrants,” respectively):

The SPA Notes

The SPA Notes are substantially identical and each SPA Note matures, and all principal and any accrued interest on such SPA Note will be payable, on the date that is twenty-four months following its issuance date. The SPA Notes will not bear interest unless an event of default occurs under the SPA Notes, in which event the SPA Notes will bear interest at a rate of 12% per annum (retroactively commencing the date of issuance of the applicable SPA Note), payable at maturity. Additionally, any overdue accrued and unpaid interest to be paid under the SPA Notes will incur a late fee at an interest rate equal to 12% per annum (commencing on the date the interest was payable).

All of the SPA Notes are convertible into Ordinary Shares at any time by the Selling Shareholders at a conversion price of $4.40 per Ordinary Share (subject to customary adjustment provisions in the SPA Notes, including adjustments upon dividends by the Company of Ordinary Shares and upon any stock splits effectuated by the Company). Each SPA Note also provides that, at any time after the issuance date of such SPA Note, the holder may, at its option, convert (each, an “Alternate Conversion”) all, or any part of, the outstanding principal and accrued and unpaid interest under such SPA Note into Ordinary Shares at a conversion price equal to 92% of the lowest daily volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on the Trading Market on which the Ordinary Shares are then listed or quoted in the ten trading days prior to the applicable Alternate Conversion date.

Notwithstanding the foregoing, p~~P~~ursuant to the SPA Notes, the Company may not effect the conversion of any SPA Note, and a Selling Shareholder holding such SPA Note will not have the right to convert such SPA Note, to the extent that after giving effect to the conversion, the Selling Shareholder and its affiliates would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the conversion.

No fractional shares will be issued upon any conversion of an SPA Note. If, upon conversion of an SPA Note, the applicable Selling Shareholder would be entitled to receive a fractional interest in an Ordinary Share, the Company may at its option, upon conversion, pay cash in lieu of any such factional share or round up to the nearest whole share.

Pursuant to each SPA Note, the Company must, for so long as such SPA Note is outstanding, cause all payments due under such SPA Note to (i) rank pari passu with all other SPA Notes and (ii) be senior to all other Indebtedness (as defined in the SPA) of the Company and its Subsidiaries.

The SPA Notes have customary event of default provisions. Under the SPA Notes, upon the occurrence or existence of any event of default, the outstanding principal amount, any accrued interest and any other amounts payable thereunder will be (or in certain instances, at the option of the holder thereof, may be) immediately accelerated.

The SPA Notes contain certain redemption rights of the Selling Shareholders upon certain financing and change of control events involving the Company.

The SPA Warrants

The SPA Warrants are substantially identical. The SPA Warrants provide the Selling Shareholders the right to purchase an aggregate of 143,739,293 Ordinary Shares at an exercise price of $3.6616 (subject to customary adjustment provisions in the SPA Warrants, including adjustments upon dividends by the Company of Ordinary Shares and upon any stock splits effectuated by the Company). Subject to certain exempted issuances, each SPA Warrant also provides that, if the Company, at any time while such SPA Warrant is outstanding, sells, enters into an agreement to sell, or grants any option to purchase, or sells or grants any right to reprice, or otherwise disposes of or issues any Ordinary Shares or any securities of the Company or its subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares, at an effective price per share less than the exercise price of such SPA Warrant then in effect (such lower price, the “Base Share Price”), then simultaneously with the consummation (or, if earlier, the announcement) of each such issuance, the exercise price of such SPA Warrant will be reduced to equal the Base Share Price. Additionally, each SPA Warrant provides that the Company may at any time during the term of such SPA Warrant reduce the then current exercise price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

Notwithstanding the foregoing, p~~P~~ursuant to the SPA Warrants, the Company may not exercise any SPA Warrant, and a Selling Shareholder holding such SPA Warrant will not have the right to exercise such SPA Warrant, to the extent that after giving effect to the exercise, the Selling Shareholder and its affiliates would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise.

Each SPA Warrant will be immediately exercisable on the date of the SPA Warrants’ respective issuances. The SPA Warrants expire on the fifth anniversary of their respective issuance dates.

The SPA Warrants may be exercised by a Selling Shareholder by paying the exercise price in cash or on a cashless basis. No fractional shares will be issued upon any exercise of any SPA Warrant. If, upon exercise of an SPA Warrant, a holder would be entitled to receive a fractional interest in an Ordinary Share, the Company will round up to the nearest whole share.

●	Provide risk factor disclosure that addresses in detail potential dilutive impacts of these provisions and the impacts to your trading price.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in the Form F-1/A, the Company has revised the risk factor previously disclosed under the heading: “Risk Factors – Risks Relating to the SPA – Additional issuances of our Ordinary Shares as a result of the conversion of the SPA Notes or the exercising of the SPA Warrants could result in significant dilution to our shareholders” (commencing on page 11 of the Form F-1) to read as follows:

Risk Factors – Risks Relating to the SPA

Additional issuances of our Ordinary Shares as a result of the conversion of the SPA Notes or the exercising of the SPA Warrants could result in significant dilution to our shareholders.

Each SPA Note provides that, at any time after the issuance date of such SPA Note, the holder may convert all the outstanding principal and accrued and unpaid interest under such SPA Note into Ordinary Shares at a conversion price equal to 92% of the lowest daily volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on the Trading Market on which the Ordinary Shares are then listed or quoted in the ten trading days prior to the applicable Alternate Conversion date. Such a conversion may result in a downward adjustment in the exercise price of the SPA Notes.

Additionally, each SPA Warrant provides that, if the Company, at any time while such SPA Warrant is outstanding, issues or sells any Ordinary Shares or any securities of the Company or its subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares, at an effective price per share less than the exercise price of such SPA Warrant then in effect (such lower price, the “Base Share Price”), then the exercise price of such SPA Warrant will be reduced to equal the Base Share Price. Further, the SPA Warrants provide that the Company may at any time during the term of such SPA Warrant reduce the then current exercise price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

If the exercise price of the SPA Notes or the exercise price of the SPA Warrants are reduced as provided therein, then the SPA Notes and SPA Warrants will be convertible or exercisable (as applicable) into a larger number of our Ordinary Shares.

Issuances of our Ordinary Shares as a result of the conversion of the SPA Notes and/or the exercising of the SPA Warrants will result in dilution to existing shareholders. The amount of dilution could be substantial depending upon the size of the conversion or exercise and depending on the exercise and conversion price then in effect. Further, s~~S~~ales by the Selling Shareholders of substantial numbers of such shares in the public market could adversely affect the market price of our shares. In addition, the perceived risk of dilution as a result of the SPA Notes and SPA Warrants may cause our shareholders to be more inclined to sell their shares, which would contribute to a downward movement in the price of our Ordinary Shares. Moreover, the perceived risk of dilution and the resulting downward pressure on our Ordinary Share price could encourage investors to engage in short sales of our Ordinary Shares, which could further contribute to price declines in our Ordinary Shares. The fact that the Selling Shareholders may sell substantial amounts of our Ordinary Shares in the public market could make it more difficult for us to raise additional funds through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate, or at all.

Risk Factors, page 11

4.	Please revise to add separately captioned risk factors related to bitcoin and the bitcoin network, as well as any material financing, liquidity, or other risks you face related to the impact that a crypto asset market disruption may have, directly or indirectly, on the value of the bitcoin you hold.

Response:

The Company acknowledges and agrees with the Staff’s comment. The Company respectfully directs the Staff to Appendix I attached to this letter, which sets forth the requested risk factors regarding bitcoin and which the Company has included in the Form F-1/A.

Use of Proceeds, page 64

5.	Refer to your statement that you may “receive up to $500 million in aggregate gross proceeds under the SPA from the sales of the Second Notes and the Additional Notes (if any), and up to $510,526,316 if the Initial Warrant, the Second Warrant and the Additional Warrant, if any, are exercised in full into Ordinary Shares.” Please revise to clarify that you are registering only ordinary shares underlying the Initial Notes, Second Notes, Initial Warrants, and Second Warrants at this time, and disclose potential proceeds not taking into consideration any Additional Closing.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in the Form F-1/A, the Company has revised the Use of Proceeds section as set forth below.

USE OF PROCEEDS

We will not receive any proceeds upon the sale of the shares of Ordinary Shares by the Selling Shareholders in this offering. See “Plan of Distribution” elsewhere in this prospectus for more information. ~~However, we may receive up to $500 million in aggregate gross proceeds under the SPA from the sales of the Second Notes and the Additional Notes (if any), and up to $510,526,316 if the Initial Warrant, the Second Warrant and the Additional Warrant, if any, are exercised in full into Ordinary Shares.~~

However, the Company is registering the Ordinary Shares into which (i) the Initial Notes and the Second Notes are convertible (in each case, assuming interest is payable on such notes at a rate of 12% commencing on the date of issuance of the applicable note and ending on the date that is 2 years thereafter), and (ii) the Initial Warrants and Second Warrants are exercisable. Any shares into which any Additional Notes and Additional Warrants are exercisable or convertible, assuming an Additional Closing occurs in the future, will be subject to an additional registration statement in accordance with the Registration Rights Agreement entered into in connection with the SPA. The Company issued the Initial Notes and the Initial Warrants to the Selling Shareholders for an aggregate amount of $15,000,000 pursuant to the Initial Closing, which occurred on July 3, 2025. If the Second Closing occurs and the Second Notes and Second Warrants are issued by the Company to the Selling Shareholders, the Company will receive proceeds in the aggregate amount of $10,000,000 as consideration for such Second Notes and Second Warrants.

Pursuant to the SPA, the Company will use at least 80% of the net proceeds from the sale of the SPA Notes and the SPA Warrants exclusively for the purchase of Bitcoin (BTC). We currently intend to use the remaining proceeds we receive from the sale of the SPA Notes and the SPA Warrants for working capital and other general corporate purposes. Accordingly, our management will have broad discretion in the application of such net proceeds. We may use such proceeds for purposes that are not contemplated at the time of this offering.

We will pay the expenses of registration of the shares of our ordinary shares covered by this prospectus, including legal and accounting fees.

The prices at which the shares of Ordinary Shares are covered by this prospectus may actually be sold will be determined by the prevailing public market price for shares of our Ordinary Shares, by negotiations between the Selling Shareholders and buyers of our Ordinary Shares in private transactions or as otherwise described in “Plan of Distribution.”

General

6.	Please add a section to your registration statement that includes a materially complete description of bitcoin and the bitcoin network.

Response:

The Company acknowledges and agrees with the Staff’s comment. The Company respectfully directs the Staff to Appendix I attached to this letter, which sets forth the Company’s requested description of bitcoin and the bitcoin network and which the Company has included in the Form F-1/A.

7.	Please elaborate on why you have opted to pursue a digital asset treasury strategy, why you emphasize bitcoin, and how, if at all, such strategy and related activities will impact the business operations of K Enter and the six Korean entities as a “tech and IP-based diversified entertainment company.” If your digital asset-related activities are expected to materially impact your primary business operations or growth strategies, please revise where appropriate throughout to disclose as much.

Response:

The Company respectfully advises the Staff that the Company has included the following disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of K Wave Media Ltd.” (commencing on page 66 of the Form F-1) in the Form F-1/A:

K Wave’s Bitcoin Treasury Strategy

In addition to its core operating business, K Wave has adopted a bitcoin treasury strategy that aligns its corporate goals with the products it offers to its customers.

K Wave does not consider bitcoin as a source for working capital, but rather a strategic reserve asset that, in the long run, will provide long-term value preservation. In addition, bitcoin and its underlying blockchain technology can enable K Wave to invest in content creation and, ultimately, serve as a foundation for new ways to monetize the content K Wave develops and will help it achieve the goal of becoming a tech and IP-based diversified entertainment company. Specifically, K Wave views its digital asset treasury strategy as complementary to its entertainment operations. For example, K Wave is exploring ways in which blockchain-based tools may be used in ticketing, fan engagement, and merchandising for K Wave’s subsidiaries and other affiliated entities. These initiatives are designed to integrate digital assets into K Wave’s existing business model, rather than replace or divert from our core operations.

K Wave envisions a democratization of content participation, where blockchain technology can enable fans to directly engage with and support the bands, content and merchandise they care about. Over time, fans may be willing to invest directly in the bands, content, and merchandise they support by using bitcoin and blockchain technology, potentially creating a new model of engagement and support. K Wave has started these activities on a limited scale and plans to expand them until they have a material impact on its business.

8.	Please expand your disclosure of your bitcoin treasury strategy by describing the sources of capital for your acquisition of bitcoin, including disclosure related to the amount of bitcoin you intend to purchase with the proceeds of the SPA and when you intend to make such purchases, the percentage of the proceeds of the SEPA with Bitcoin Strategic that you intend to use to purchase bitcoin, if known, and any other sources of capital you intend to use for the acquisition of bitcoin so that investors understand your plans to increase your holdings of bitcoin as well as your capital needs for general corporate purposes, merger and acquisition activities and further expanding your content and the K-POP related businesses. In this regard, we note that you currently hold 88 bitcoin, all of which are being used as collateral for your SPA, and that, pursuant to the SPA, you are required to use at least 80% of the SPA proceeds for the purchase of bitcoin. Disclose the aggregate purchase price of bitcoin purchased to date.

Response:

The Company acknowledges and agrees with the Staff’s comment. The Company respectfully advises the Staff that the Company has included the following disclosure, together with its response to the Staff’s comment 7 above, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of K Wave Media Ltd.” (commencing on page 66 of the Form F-1) in the Form F-1/A:

K Wave’s Bitcoin Treasury Strategy

In addition to its core operating business, K Wave has adopted a bitcoin treasury strategy that aligns its corporate goals with the products it offers to its customers.

K Wave does not consider bitcoin as a source for working capital, but rather a strategic reserve asset that, in the long run, will provide long-term value preservation. In addition, bitcoin and its underlying blockchain technology can enable K Wave to invest in content creation and, ultimately, serve as a foundation for new ways to monetize the content K Wave develops and will help it achieve the goal of becoming a tech and IP-based diversified entertainment company. Specifically, K Wave views its digital asset treasury strategy as complementary to its entertainment operations. For example, K Wave is exploring ways in which blockchain-based tools may be used in ticketing, fan engagement, and merchandising for K Wave’s subsidiaries and other affiliated entities. These initiatives are designed to integrate digital assets into K Wave’s existing business model, rather than replace or divert from our core operations.

K Wave envisions a democratization of content participation, where blockchain technology can enable fans to directly engage with and support the bands, content and merchandise they care about. Over time, fans may be willing to invest directly in the bands, content, and merchandise they support by using bitcoin and blockchain technology, potentially creating a new model of engagement and support. K Wave has started these activities on a limited scale and plans to expand them until they have a material impact on its business.

Underlying K Wave’s bitcoin treasury strategy is its view that bitcoin is a reserve asset that, in the long run will provide the goal of long-term value preservation. As such, K Wave does not intend to monetize the bitcoin it holds in its treasury nor does it intend to hedge its bitcoin exposure.

As of the date of this prospectus, K Wave does not have a formal policy governing the percentage of treasury holdings that will be held in bitcoin. The Company intends to adopt guidelines governing the proportion of treasury assets that may be allocated to bitcoin. Such guidelines are expected to ensure that sufficient liquidity in cash and cash equivalents will always be maintained for working capital and near-term M&A activities, with bitcoin reserved for excess capital and long-term strategic purposes.

K Wave intends to continue to accumulate bitcoin in the future. K Wave’s Board of Directors will determine the portion of any proceeds received pursuant to the SEPA to allocate to the purchase of bitcoin and will consider various alternatives for raising capital for the purchase of bitcoin, which may include public offerings of K Wave’s securities. K Wave’s expectation is that, over time, all of K Wave’s operating companies will become self-sustaining and generate sufficient earnings to support their business activities. Once K Wave’s working capital needs and funds for its M&A activities have been secured, the remaining funds can be allocated to the purchase of bitcoin.

As of the date of this prospectus, K Wave has accumulated 88 bitcoin in its bitcoin treasury, all of which were purchased by K Wave on July 9, 2025 at a per bitcoin purchase price of $111,532,32. These 88 bitcoin were purchased by K Wave in accordance with the terms and conditions of the SPA, which requires K Wave to allocate at least 80% of the proceeds received from sales of the SPA Notes and the SPA Warrants for the purchase of bitcoin. As of September 4, 2025, K Wave’s bitcoin holdings represented approximately 80% of K Wave’s treasury assets, and the value of these bitcoin holdings was approximately $9.69 million.

9.	Please disclose your custody arrangements for your bitcoin holdings, including the identity of the custodian, a description of the material terms of the agreement with the custodian, the percentage of your private keys that are held in cold storage, whether your assets are held in segregated accounts, the identity of the entities that have access to your bitcoin holdings, whether any entity will be responsible for verifying the existence of your custodied bitcoin, whether the custodian has insurance that covers your custodied bitcoin, and, if so, the degree to which the insurance protects your custodied bitcoin.

Response:

The Company acknowledges and agrees with the Staff’s comment. The Company respectfully advises the Staff that the Company has included the following disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of K Wave Media Ltd.” (commencing on page 66 of the Form F-1) in the Form F-1/A:

Use of Custodians and Storage of Bitcoin

We do not self-custody and, as of the date of this prospectus, only use BitGo Trust Company, Inc. (“BitGo”), as custodian to hold our bitcoin.

On July 3, 2025, K Wave and BitGo entered into a Custodial Services Agreement (the “Custodial Agreement”), under which BitGo safeguards the private keys and crypto assets that K Wave deposits with it.

Pursuant to the Custodial Services Agreement, BitGo, through its custodial services enables K Wave to create one or more custody accounts, controlled and secured by BitGo to store certain supported digital currencies and digital tokens or certain fiat currencies such as dollars or euros. BitGo also provides K Wave with the option to create non-custodial wallets that support certain digital assets via an application programming interface (API) and web interface. K Wave may also elect to store fiat currency with BitGo.

The Custodial Services Agreement has an initial term of one year, after which the agreement automatically renews for successive one-year periods, unless either party notifies the other of its intention not to renew at least 60 days prior to the expiration of the then-current term. K Wave may terminate the Custodial Services Agreement at any time for any reason upon 30 days’ prior written notice.

BitGo’s cold wallets are supported by a $250 million policy issued by Lloyd’s of London. Specifically, the policy covers: copying and theft of private keys; insider theft or dishonest acts by BitGo employees or executives; and loss of keys. Any theft of assets directly related to BitGo’s custody of key would be covered by the policy. The policy does not cover cases where the client or a third-party holds some of the keys themselves (e.g., hot wallets), since BitGo would not be solely responsible for protecting the keys.

BitGo has established a comprehensive set of controls governing the business processes and technology systems using industry standards and frameworks such as the National Institute of Standards and Technology, CryptoCurrency Security Standard, Center for Internet Security and Federal Financial Institutions Examination Council. In addition, these controls have been independently tested as part of K Wave SOC 1 & SOC 2 (Type 2) reports. Customers will decide upon which specific wallets are required based on their use case and they determine the portion of assets held in hot or cold wallets. BitGo holds keys to cold wallets in undisclosed locations. BitGo’s cold storage solution is housed at undisclosed secure facilities. Any facilities that are co-located are secured by human guards and video surveillance, with 24x7 coverage. All BitGo vaults and manned facilities are located within the United States.

BitGo’s vaults are restricted from public access. BitGo follows role-based access controls and the principle of least privilege. Only individuals who have a specific business need to complete their job function are granted access to client information. Insurance providers rely on our BitGo’s external auditors to ensure that there is sufficient controls in place for accessing the vault and key material. BitGo maintains $250 million of insurance coverage against loss, theft and misuse in situations where BitGo holds all keys. As part of this coverage, BitGo’s insurance underwriters have inspection rights associated with the crypto assets held in storage. All of K Wave’s bitcoin (100%) are held in hot wallets.

As all custody wallets are segregated, and the existence of K Wave’s bitcoin held by BitGo can be verified on-chain by K Wave or any other authorized party.

BitGo has private key procedures as well as the security and procedures in place for securing assets and in withdrawing and transferring assets. The BitGo ecosystem and architecture for private key management includes the BitGo platform, hardware security modules and modular services. The BitGo cold custody solution is built on BitGo’ world class security to manage keys on behalf of our clients. BitGo only signs transactions that have been authorized by its clients and follow the policies set by the account administrators. BitGo engages an external third-party auditor to verify the digital assets it holds on a periodic basis. In addition, in the course of performing its annual audit of K Wave’s financial statements, K Wave’s independent registered public accounting firm sends annual confirmation requests to BitGo to confirm K Wave’s digital assets held by BitGo. While neither K Wave nor its insurance providers have any independent inspection rights associated with the digital assets held by BitGo, BitGo’s insurer, Lloyd’s of London, does have inspection rights with respect to the digital assets that BitGo holds.

10.	Please expand your disclosure to describe the policies and procedures you have in place or intend to adopt that govern when you exchange cash for bitcoin and when you monetize your bitcoin and disclose whether you have policies or will establish policies governing the percentage of your treasury holdings that will be bitcoin. Also disclose the percentage of your treasury that is currently invested in bitcoin. In addition, please disclose whether you intend to hedge your bitcoin exposure, and, if so, please describe your hedging strategy.

Response:

The Company acknowledges and agrees with the Staff’s comment. The Company respectfully advises the Staff that the Company has included the following disclosure under the heading “Novel Treasury Strategy” (on page 68 of the Form F-1) in the Form F-1/A:

Underlying our bitcoin treasury strategy is our view that bitcoin represents a good reserve asset that in long run will support the objective of long-term value preservation. As such, we do not intend to monetize the bitcoin held in treasury nor do we plan to hedge our bitcoin exposure. Our approach to treasury management is governed by the principle of maintaining sufficient liquidity in cash and cash equivalents to fund working capital requirements and near-term M&A activities. Excess capital would be allocated to long-term reserve assets such as bitcoin. The Company is in the process of formalizing these principles into a comprehensive treasury management policy. As September 4, 2025, K Wave’s bitcoin holdings represented approximately 80% of K Wave’s treasury assets, and the value of these bitcoin holdings was approximately $9.69 million.

We expect that, over time, all our operating companies will become self-sustaining and generate sufficient earnings to support their business activities. Once our working capital needs and near-term M&A funding activities have been secured, any remaining funds can be allocated to bitcoins. In addition, the Company intends to provide regular disclosures regarding its Bitcoin holdings, including the number of Bitcoin held, aggregate purchase price, and fair market value at each reporting period, to ensure transparency for investors.

11.	Please revise to disclose the material terms of your asset management and advisory agreement with Galaxy Digital. We note your press release filed as Exhibit 99.1 to the current report on Form 6-K filed July 22, 2025.

Response:

The Company acknowledges and agrees with the Staff’s comment. The Company respectfully advises the Staff that the Company has included the following disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of K Wave Media Ltd.” (commencing on page 66 of the Form F-1) in the Form F-1/A:

Asset Management Agreement with Galaxy Digital:

On June 25, 2025, K Wave entered into an Asset Management Agreement (the “Asset Management Agreement”) with Galaxy Digital Capital Management LP (“Galaxy Digital”).

Pursuant to the Asset Management Agreement, the Galaxy Digital will provide discretionary investment management services with respect to assets (the “Account Assets”) maintained from time to time in accounts or cryptocurrency “wallets” maintained with one or more custodian(s) or cryptocurrency wallet providers acceptable to the Galaxy Digital. As of the date of this prospectus, no assets are currently managed by Galaxy Digital pursuant to the Asset Management Agreement.

The Asset Management Agreement provides that Galaxy Digital must pursue a long-only investment strategy investing in bitcoin, which strategy may include making purchases or sales in spot bitcoin (whether directly in secondary transactions or through one or more brokers, dealers, exchanges or other market participants); lending bitcoin; purchasing one or more options, swaps or derivatives contracts for hedging purposes; bitcoin options underwriting; and maintaining bitcoin in any rewards-based or security-based node or smart contract arrangement on one or more digital asset networks.

Pursuant to the Asset Management Agreement, the Galaxy Digital has sole responsibility and authority with respect to the discretionary investment management of the Account Assets, including the ability to make all investment decisions in respect of the Account Assets.

K Wave will pay the Galaxy Digital a tiered asset-based fee (the “Asset-based Fee”) ranging from 0.50% to 1.50% per annum of the Galaxy Digital’s Account Assets under management. The Asset-based Fee shall be calculated and invoiced to K Wave on the first business day of each calendar month in arrears for the previously-concluded month, as determined by the Galaxy Digital in a commercially reasonable manner and in good faith, by reference to such pricing source as agreed between the Galaxy Digital and K Wave from time to time. K Wave must pay the invoice from the Galaxy Digital no later than ten business days after K Wave receives an invoice.

The Asset Management Agreement will, unless terminated earlier in accordance with its terms, remain in effect until the second anniversary the date of the Asset Management Agreement, after which time, the Asset Management Agreement will automatically renew for one-year terms upon the mutual agreement between K Wave and the Galaxy Digital. The Asset Management Agreement may be terminated at any time for cause by K Wave or the Galaxy Digital upon at least 30 days prior written notice to the other party.

12.	Please revise to disclose your plans related to the yield-optimization of your bitcoin holdings, including when you intend to start such activities and the amount of bitcoin you intend to use for such activities. Also, add risk factor disclosure addressing the risks related to such activities. Additionally, please include a brief description of the Bitcoin Lightning Network, and include a materially complete description of your plans to operate Bitcoin Lightning Network nodes, including when you intend to begin such activities, the number of nodes you intend to operate, and whether you intend to use a platform to manage your nodes.

Response:

●	Please revise to disclose your plans related to the yield-optimization of your bitcoin holdings, including when you intend to start such activities and the amount of bitcoin you intend to use for such activities.

The Company acknowledges and agrees with the Staff’s comment. The Company respectfully advises the Staff that the Company has included, with its description of the Asset Management Agreement with Galaxy Digital, the following disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of K Wave Media Ltd.” (commencing on page 66 of the Form F-1) in the Form F-1/A:

The Company and Galaxy Digital and the Company will discuss in good faith the timing for initiating the yield-optimization of the Company’s bitcoin holdings. The Company anticipates that such yield optimization will not commence until K Wave accumulates at least an aggregate of 100 bitcoin.

●	Also, add risk factor disclosure addressing the risks related to such activities.

The Company acknowledges and agrees with the Staff’s comment. The Company respectfully advises the Staff that the Company has included the following risk factor relating to yield optimization of its bitcoin in the Form F-1/A:

Staking activities involve significant risks, including the risks of borrower default and operational failures, which could materially and adversely affect the Company’s financial performance and the value of its crypto assets.

While K Wave currently does not currently engage in any staking activities of its bitcoin assets, it may do so in the future. Staking bitcoin will expose us to a variety of operational, economic, technological, and regulatory risks. Although staking can generate rewards, the process involves locking or delegating our bitcoin tokens to a validator, thereby restricting our immediate liquidity and ability to freely trade or use these tokens. Any operational disruptions, cybersecurity breaches, or software errors affecting our staking providers, validators, or the underlying blockchain network may result in partial or total loss of our staked bitcoin.

Unlike traditional financial instruments, staking transactions are final and irreversible once executed, increasing the risk associated with potential human errors, operational failures, or malicious activities. Additionally, the underlying validator operations and staking infrastructure may be subject to technical vulnerabilities or exploits. A failure, security breach, or operational deficiency in validator performance or infrastructure could significantly reduce or eliminate staking rewards or result in economic penalties that adversely affect our financial condition.

If we engage in staking activities, we will depend on third-party providers, such as our Custodian, and affiliated or independent validators, facilitate and manage our staking activities. If our Custodian or validator experiences financial distress, insolvency, cybersecurity incidents, or other operational failures, we may experience significant delays or difficulty recovering staked tokens, lose expected staking rewards, or incur permanent loss of the underlying staked assets. Additionally, third-party staking providers may not maintain insurance coverage sufficient to protect us against all types of loss scenarios, leaving us potentially exposed to substantial economic risk.

Staking activities may also subject us to regulatory uncertainty and evolving interpretations of securities, commodities, and financial services laws. Regulators may impose licensing, registration, reporting, or other compliance requirements on our staking activities, leading to increased legal and operational burdens, costs, or interruptions. Furthermore, we may be required to alter, limit, or cease staking activities altogether in response to future regulatory or enforcement developments.

Additionally, many staking platforms impose lock-up periods during which staked assets cannot be accessed or traded. This lack of liquidity can be problematic, especially during market downturns when users may want to liquidate their assets.

The occurrence of any of these risks could materially impair our bitcoin asset holdings and adversely affect the financial performance of our business.

●	Additionally, please include a brief description of the Bitcoin Lightning Network, and include a materially complete description of your plans to operate Bitcoin Lightning Network nodes, including when you intend to begin such activities, the number of nodes you intend to operate, and whether you intend to use a platform to manage your nodes.

The Company acknowledges and agrees with the Staff’s comment. The Company respectfully advises the Staff that the Company has included the following disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of K Wave Media Ltd.” (commencing on page 66 of the Form F-1) in the Form F-1/A:

Bitcoin Lightning Network:

The Bitcoin Lightning Network is a layer-2 solution designed to enable faster and cheaper transactions on the Bitcoin blockchain by allowing off-chain transactions through payment channels.

We currently do not yet have any concrete plans to operate bitcoin lightening network nodes and will discuss with Galaxy Digital for the best practice available to K Wave.

13.	We note that you are seeking to register ordinary shares underlying the Second Notes and Second Warrants issuable at the Second Closing contemplated by the SPA. We also note that the purchaser’s obligations with respect to the Second Closing are subject to certain conditions related to the closing price and trading volume of the company’s ordinary shares. Please provide us with a detailed analysis to support your conclusion that registration of shares underlying the Second Notes and Second Warrants is appropriate at this time. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.11, which states that the investor must be at market risk at the time of filing of the resale registration statement and that “closing conditions in capital formation transactions relating to the market price of the company’s securities...are unacceptable conditions.”

Response:

In response to the Staff’s comment, we note that Question 134.01 of the Securities Act Sections Compliance and Disclosure Interpretations (the “Securities Act CDIs”) provides that a “resale registration statement may be filed if securities are privately placed, with the closing of the private placement contingent on filing or effectiveness of a resale registration statement. At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.”

Similarly, we note that Question 139.11 provides that “a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The following is the Company’s analysis that there was a completed private placement prior to the Company’s attempt to register the resale of the shares underlying the Second Note and the Second Warrant in accordance with the Staff’s guidance in Questions 134.01 and 139.11 of the Securities Act CDIs:

1.	Before the Form F-1 was filed, the Selling Shareholders and the Company executed the SPA.

2.	The SPA provides for the issuance of each of the following securities to the Selling Shareholders in a private placement in reliance upon the Section 4(a)(2) exemption from registration under the Securities Act:

a.	Senior Secured Convertible Notes representing an aggregate principal amount of $10,526,315.79 (the “Second Notes”); and

b.	Warrants (the “Second Warrants”) to purchase an aggregate of 2,874,786 Ordinary Shares.

3.	The SPA that was executed prior to the filing of the Form F-1 established the purchase price (an aggregate of $10,000,000) for the Second Notes and the Second Warrants.

4.	Such purchase price is not contingent on the market price of the Company’s securities at the time of effectiveness of the Form F-1 or at any subsequent date and, therefore, the Selling Shareholders were subject to market risk at the time of the filing of the Form F-1.

5.	With respect to each of the shares identified in subparagraphs (iii) and (iv) on the prospectus cover of the Form F-1:

a.	The Second Notes: The 2,996,507 Ordinary Shares (assuming interest is payable on such SPA Notes at a rate of 12% commencing on the date of issuance of the applicable SPA Notes and ending on the date that is 2 years thereafter) described in subparagraph (iii) on the prospectus cover of the Form F-1 are issuable upon conversion of the Second Notes, which the Selling Shareholders were irrevocably bound to purchase under the SPA, subject only to conditions outside the Selling Shareholders’ control.

b.	The Second Warrants: The 2,874,786 Ordinary Shares described in subparagraph (iv) on the prospectus cover of the Form F-1 are issuable upon exercise of the Second Warrants. As was the case with the Second Note, the Selling Shareholders were irrevocably bound to purchase the Second Warrants under the SPA in conjunction with the purchase of the Second Notes, subject only to conditions outside the Selling Shareholders’ control.

Based upon the foregoing, the Company believes the requirements of Questions 134.01 and 139.11 of the Securities Act CDIs have been satisfied to allow the Form F-1 to be filed for the resale of all of the shares of Ordinary Shares registered thereunder by the Selling Shareholders.

If you have any questions or additional comments regarding these matters, please do not hesitate to contact the undersigned at (703) 790-0717.

Very truly yours,

K Wave Media Ltd.

By:	/s/ Ted Kim
Name:	Ted Kim
Title:	Chief Executive Officer

APPENDIX I

Risk Factors, page 11

4.	Please revise to add separately captioned risk factors related to bitcoin and the bitcoin network, as well as any material financing, liquidity, or other risks you face related to the impact that a crypto asset market disruption may have, directly or indirectly, on the value of the bitcoin you hold.

Response:

The Company respectfully advises the Staff that it has included the following risk factor disclosure in the Form F-1/A (under the heading “Risk Factors,” commencing on page 11 of the Form F-1):

Risks Related to our Bitcoin Strategy

Our bitcoin acquisition strategy may expose us to various risks associated with bitcoin.

Our bitcoin acquisition strategy may expose us to various risks associated with bitcoin, including the following:

Bitcoin is a highly volatile asset. Bitcoin is a highly volatile asset that has traded below $53,000 per bitcoin and above $109,000 per bitcoin on Coinbase in the 12 months preceding the date of this prospectus. The trading price of bitcoin was significantly lower during prior periods, and such decline may occur again in the future.

Bitcoin does not pay interest or dividends. Bitcoin does not pay interest or other returns and we can only generate cash from our bitcoin holdings if we sell our bitcoin or implement strategies to create income streams or otherwise generate cash by using our bitcoin holdings. Even if we pursue any such strategies, the Company may not be able to create income streams or otherwise generate cash from our bitcoin holdings, and any such strategies may subject us to additional risks.

Our bitcoin acquisition strategy has not been tested. The Company’s bitcoin acquisition strategy has not been tested. Although we believe bitcoin, due to its limited supply, has the potential to serve as a hedge against inflation in the long-term, the short-term price of bitcoin declined in recent periods during which the inflation rate increased. Some investors and other market participants may disagree with our bitcoin acquisition strategy or actions we undertake to implement it. If bitcoin prices were to decrease or our bitcoin acquisition strategy otherwise proves unsuccessful, our financial condition, results of operations, and the market price of our Ordinary Shares would be materially adversely impacted.

We will be subject to counterparty risks, including in particular risks relating to our custodians.

Applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts. If our custodially-held bitcoin were nevertheless considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such bitcoin and this may ultimately result in the loss of the value related to some or all of such bitcoin. Even if we are able to prevent our bitcoin from being considered the property of a custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that we would still be delayed or may otherwise experience difficulty in accessing our bitcoin held by the affected custodian during the pendency of the insolvency proceedings. Any such outcome could have a material adverse effect on our financial condition and the market price of our Ordinary Shares.

The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of bitcoin

A series of high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc. and Binance Holdings Ltd., the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company, have highlighted the counterparty risks applicable to owning and transacting in digital assets. Any similar bankruptcies, closures, liquidations and other events may result in loss or misappropriation of our intended bitcoin holdings, or adversely impact our access to our bitcoin holdings.

We may use the net proceeds from our offerings to purchase bitcoin, the price of which has been, and will likely continue to be, highly volatile.

We may use a portion of the net proceeds from one or more of our offerings to purchase bitcoin toward BTC purchases. Bitcoin is a highly volatile asset that has traded below $53,000 per bitcoin and above $109,000 per bitcoin on Coinbase in the 12 months preceding the date of this prospectus. In addition, bitcoin does not pay interest or other returns, so the ability to generate a return on investment in bitcoin will depend on whether there is appreciation in the value of bitcoin following our purchases of bitcoin. Future fluctuations in bitcoin trading prices may result in our converting bitcoin purchased by us into cash with a value substantially below the then purchase price by us.

Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

Bitcoin and other digital assets are relatively novel and subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of bitcoin.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin. For example, the U.S. executive branch, the SEC, the European Union’s Markets in Crypto Assets Regulation, among others have been active in recent years, and in the U.K., the Financial Services and Markets Act 2023, or FSMA 2023 became law. It is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. Further, it is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function or the willingness of financial and other institutions to continue to provide services to the digital assets industry, or how any new regulations or changes to existing regulations might impact the value of digital assets generally and bitcoin specifically. The consequences of increased regulation of digital assets and digital asset activities could adversely affect the market price of bitcoin and in turn adversely affect the market price of our Ordinary Shares.

In addition, the risks of engaging in a bitcoin treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of bitcoin in particular, may also impact the price of bitcoin and is subject to a high degree of uncertainty. Growth in the adoption and use of bitcoin may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to bitcoin, institutional demand for bitcoin as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for bitcoin as a means of payment, and the availability and popularity of alternatives to bitcoin. Even if growth in bitcoin adoption occurs in the near or medium-term, there is no assurance that bitcoin usage will continue to grow over the long-term.

Because bitcoin has no physical existence beyond the record of transactions on the bitcoin blockchain, a variety of technical factors related to the bitcoin blockchain could also impact the price of bitcoin. Malicious attacks by miners, inadequate mining fees to incentivize validating of bitcoin transactions, hard “forks” of the bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the bitcoin blockchain and negatively affect the price of bitcoin. The liquidity of bitcoin may also be reduced and damage to the public perception of bitcoin may occur, if financial institutions, for example, were to deny or limit banking services to businesses that hold bitcoin, provide bitcoin-related services or accept bitcoin as payment, which could also decrease the price of bitcoin. The open-source nature of the bitcoin blockchain also means the contributors and developers of the bitcoin blockchain are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade the bitcoin blockchain could adversely affect the bitcoin blockchain and negatively affect the price of bitcoin.

Recent actions by U.S. banking regulators have reduced the ability of bitcoin-related services providers to gain access to banking services and liquidity of bitcoin may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for bitcoin and other digital assets.

Regulatory change reclassifying bitcoin as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, and could adversely affect the market price of bitcoin and the market price of our Ordinary Shares.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in the 1940 Act, and are not registered as an “investment company” under the 1940 Act as of the date of this prospectus.

While senior SEC officials have stated their view that bitcoin is not a “security” for purposes of the federal securities laws, a contrary determination by the SEC could lead to our classification as an “investment company” under the 1940 Act, if the portion of our assets consists of investments in bitcoins exceeds 40% safe harbor limits prescribed in the 1940 Act, which would subject us to significant additional regulatory controls that could have a material adverse effect on our business and operations and may also require us to change the manner in which we conduct our business.

We may be subject to regulatory developments related to crypto assets and crypto asset markets, which could adversely affect our business, financial condition, and results of operations.

As bitcoin and other digital assets are relatively novel and the application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of bitcoin. The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin.

If bitcoin is determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of bitcoin and in turn adversely affect the market price of our Ordinary Shares. Moreover, the risks of us engaging in a bitcoin treasury strategy have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

Our intended bitcoin holdings may be less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

The bitcoin markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our bitcoin at favorable prices or at all. As a result, our bitcoin holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Bitcoin we hold with our custodians and transact with our trade execution partners may not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered bitcoin or otherwise generate funds using our bitcoin holdings, including in particular during times of market instability or when the price of bitcoin has declined significantly. If we are unable to sell our bitcoin, enter into additional capital raising transactions using bitcoin as collateral, or otherwise generate funds using our bitcoin holdings, or if we are forced to sell our bitcoin at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

Due to the unregulated nature and lack of transparency surrounding the operations of many bitcoin trading venues, bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in bitcoin trading venues and adversely affect the value of our bitcoin.

Bitcoin trading venues are relatively new and, in many cases, unregulated. There are also many bitcoin trading venues which do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in bitcoin trading venues, including prominent exchanges that handle a significant volume of bitcoin trading and/or are subject to regulatory oversight, in the event one or more bitcoin trading venues cease or pause for a prolonged period the trading of bitcoin or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our bitcoin, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our bitcoin and our financial condition and results of operations could be materially adversely affected.

Currently, we use BitGo Trust Company, Inc. (“BitGo”), as custodian to hold our bitcoin. Security breaches and cyberattacks are of particular concern with respect to our bitcoin. Bitcoin and other blockchain-based cryptocurrencies and the entities that provide services to participants in the bitcoin ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. A successful security breach or cyberattack could result in:

●	a partial or total loss of our bitcoin in a manner that may not be covered by insurance or the liability provisions of the custody agreements with BitGo or other custodians who may hold our bitcoin in the future;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader bitcoin blockchain ecosystem or in the use of the bitcoin network to conduct financial transactions, which could negatively impact us.

General

6.	Please add a section to your registration statement that includes a materially complete description of bitcoin and the bitcoin network.

Response:

The Company respectfully advises the Staff that the Company has included in the Form F-1/A the following disclosure under the heading “Frequently Used Terms” (commencing on page iii of the Form F-1), with respect to the definitions below, and under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of K Wave Media Ltd.” (commencing on page 66 of the Form F-1), with respect to the disclosure below:

“bitcoin” or “BTC” refers to the native cryptocurrency on the Bitcoin network.

“Blockchain” refers to a distributed ledger of transactions created by software (the blockchain protocol) that relies on advanced cryptography and a consensus mechanism to verify and record information.

“Blockchain network” refers to the network of computers that have downloaded and are running the publicly available source code, or protocol, for a given blockchain. A blockchain network is the collection of all miners, nodes or validators, wallets, and other network participants that use computing power to send transactions, maintain the ledger, and add new blocks to the blockchain. Blockchain networks are designed for different purposes. For example, Bitcoin was designed to serve as a peer-to-peer electronic cash system and then evolved into a store of value, whereas Ethereum was designed to be a smart contract and decentralized application platform.

“Crypto rails” refers to the underlying infrastructure and technology that facilitate the transfer, storage, and exchange of digital assets. This includes blockchain networks and other systems that enable seamless and secure transactions within the digital asset ecosystem.

“Custodial wallet” refers to a type of digital asset wallet where a third party holds a user’s private keys and crypto assets. With a custodial wallet, a user must trust a third party to secure their funds and return them upon request. The most common custodial wallets are web-based exchange wallets.

“Custodian” refers to a person responsible for securely storing digital assets for another institution or individual. Typically, custodial services are targeted at institutional investors who hold large amounts of cryptocurrency. Custodians are often exchanges that host digital asset wallets for their users. A digital asset custodian must manage private cryptographic keys or material, backup and recovery of such material, and secure means of transaction construction and production of cryptographic signatures.

“Custody” refers to the storing and safekeeping of a user’s private keys and digital assets by a third party, often to protect against theft or loss. Custody solutions may include managing private keys and ensuring secure access to funds. For example, digital asset exchanges often custody their users’ private keys and cryptocurrency holdings.

“Digital asset” refers to a bearer asset that exists on a public blockchain network. As used in this prospectus, it is synonymous with crypto asset and cryptocurrency. These terms encompass a wide variety of assets, including cryptocurrencies, tokens, digital stocks, and non-fungible tokens.

“Ethereum” refers to a blockchain protocol that helped spawn innovations like smart contracts, stablecoins, and dApps and DeFi applications.

“Protocol” refers to software establishing how computers within a given network communicate with one another. In the cryptoeconomy, the term is often used as a shorthand for blockchain protocol, such as the Bitcoin or Ethereum protocols.

“Private key” refers to a string of alphanumeric characters that allows a person to access and manage their digital assets in a digital wallet or other custodial solution, similar to a password. All private keys have a unique corresponding public key.

“Public key” refers to a cryptographic code that corresponds with a private key and allows for derivation of a blockchain address. Public keys bind control of blockchain addresses to secret private keys. This binding allows for transparent sending of assets to a public address while also ensuring exclusive control by the holder of the private key.

“Stablecoin” refers to a digital asset that is expected to have a stable price relative to another asset such as fiat currency or a commodity (such as precious metals or industrial metals).

“User” refers to an individual or institution that has registered on our platform. As used in this prospectus, it is synonymous with customer.

Bitcoin and The Bitcoin Network

Crypto assets and blockchains have revolutionized both our financial and information systems. In 2009, the Bitcoin network launched the first crypto asset, bitcoin, a form of digital money. In doing so, it invented a new way to represent virtually any asset cryptographically, from in-game tokens and creative artwork, to sovereign currencies and traditional stocks and bonds. Blockchain networks operate with speed, functionality, and transparency that offer a step change over traditional systems and unlock entirely new global digital economies. The bitcoin network was the first to solve the “double-spend problem,” which had plagued previous attempts at decentralized digital currency, through the use of a “blockchain,” a publicly auditable ledger containing the network’s entire transaction history and the current ownership state of all bitcoin, the network’s native currency unit. Approximately every 10 minutes, a new “block” of transactions is added to the “chain” of existing blocks through a process commonly referred to as “mining,” whereby network participants use computational power to solve for a number meeting specific cryptographic requirements, a mechanism known as “Proof of Work” (akin to a global recurring lottery wherein participants’ frequency of winning corresponds to the number of “guesses” they submit). When a “miner” finds the right number, they earn the ability to append the next block of transactions to the chain, earning a fixed amount of newly created bitcoin (the “block subsidy”) and a variable amount of transaction fees in the process. All proposed new blocks must adhere to bitcoin’s protocol rules, which are validated by a consensus of network “nodes” operated by tens of thousands of bitcoin users worldwide. Anyone with an internet connection can run a node and/or mine bitcoin without permission from any central authority, promoting network resilience, resistance to transaction censorship, and consistent enforcement of bitcoin’s protocol rules.

A key stipulation in bitcoin’s protocol rules is the network’s hard supply cap of 21 million total bitcoin, which will be issued gradually until around the year 2140 via the block subsidy mechanism. The network enforces this schedule both by periodically adjusting the difficulty of solving for the next block to maintain target block intervals of 10 minutes (the “difficulty adjustment”) and by cutting the block subsidy in half every 210,000 blocks, or approximately every four years (the “halving”). Units of the bitcoin network’s native currency are held in “public addresses” visible on the blockchain and are protected by the same robust public key cryptography used in the world’s most secure databases. Having access to the “private key” for a public address gives a user the ability to unilaterally spend any bitcoin associated with that address. This introduces the need for robust security practices when handling bitcoin private keys, but also makes a bitcoin token a bearer asset, meaning that unlike equity, debt, or traditional fiat currencies, it is not the liability of any counterparty and can be used without third-party authorization. Bitcoin’s combination of a fixed supply and bearer asset characteristics has led many observers to label it “digital gold,” though unlike gold bitcoin also offers near-instant global settlement, easy verifiability, and low-cost storage options. These attributes, in conjunction with bitcoin’s growing network effect and its history of successful protocol rule enforcement, have led to significant global adoption and a peak market capitalization of more than $2 trillion.

Since Bitcoin’s launch in 2009, monthly active crypto addresses have grown exponentially to over 220 million in 2024, a growth trajectory similar to the early adoption of the internet.

Crypto market capitalization was over $3.0 trillion as of December 31, 2024, according to CoinGecko. This global decentralized infrastructure scales and supports a diverse range of use cases today, including:

●	Globally connected, digitally-native financial networks. Blockchain networks enable user-controlled ownership of digital assets and access to a 24/7 real-time settlement layer. Blockchain networks are capable of operating without relying on traditional financial intermediaries and are globally accessible to anyone with an internet connection.

●	Digital markets for any asset. Tokenization holds the potential to enable almost any asset-such as currencies, commodities, financial or capital assets, or even one-of-one digital collectibles-to be represented onchain and integrated with a globally interoperable infrastructure. Tokenization makes these assets transferable, tradable, or storable in a secure and transparent ecosystem.

●	Borderless payments. Tokenized fiat currencies such as stablecoins offer near-instant, low-cost global transfers of fiat value. By bypassing traditional intermediaries and payment systems, tokenized fiat currencies can cut fees and latency, creating an always-on cross-border payment system.

●	Interoperable financial applications and markets. Smart contracts built on blockchain networks unlock programmable financial applications and markets (DeFi) that can be open source, auditable, and natively compatible with other applications built on the network. These smart contract protocols include decentralized asset exchanges, derivative markets, prediction markets, foreign exchange (FX) markets, secured lending and borrowing, automated market making, and more.

●	Networks and applications that are community owned and governed. Blockchain networks can be governed by a broad community of stakeholders instead of a single authority. This collective ownership can foster innovative governance frameworks, where users directly influence the evolution and direction of these networks and applications.

●	Decentralized Physical Infrastructure Networks (DePin). DePin platforms use tokenized incentives and distributed governance to coordinate the deployment, operation, and maintenance of real-world infrastructure-ranging from decentralized broadband to energy grids and computer networks.

●	AI-based value exchange. Autonomous AI agents can leverage crypto rails to initiate, verify, and settle value transactions without human intervention. This frictionless, always-on infrastructure can enable AI-based micro-transactions and unlock new agent-to-agent value exchange.

We believe the industry today is positioned for significant growth and widespread, transformative adoption globally. This is driven by several factors, including continued regulatory milestones, such as the approval of the first spot Bitcoin exchange-traded funds (ETFs) in 2024; the rapid adoption of key applications, such as stablecoins and self-custodial crypto wallets; and the continued integration of crypto rails within traditional financial markets infrastructure.